UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of July 2013

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Monthly report of unconsolidated results of our banking operation in Colombia under Colombian Banking GAAP – July 2013

Monthly report of unconsolidated results of
our banking operation in Colombia
under Colombian Banking GAAP

July, 2013

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer in Colombia of securities registered with the National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores), and in this capacity, it is subject to oversight by the Superintendency of Finance. Grupo Aval is not a financial institution and it is not supervised or regulated as a financial institution in Colombia. Grupo Aval is not required to file individual, nor consolidated financial statements on a monthly basis.

These results are exclusively provided for informational purposes and contain the unconsolidated financial statements of our four Colombian banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas, together, the “Banks”) as reported to the Superintendency of Finance, and the combined financial statements of the unconsolidated results of our Banks, which reflect approximately 80% of the consolidated results of Grupo Aval.  These unconsolidated financial statements do not reflect the consolidation process of subsidiaries such as Corficolombiana, Porvenir or BAC Credomatic, are not intended to reflect the consolidated financial statements of Grupo Aval and are not necessarily indicative of the results for any other future interim period.

Even though, the information herein has not been audited, financial statements and other financial data included in this report is prepared in accordance with the regulations of the Superintendency of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks to operate in Colombia, consistently applied, together with such regulations, on the filing date, “Colombian Banking GAAP.”

Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval shall not be responsible for any decision taken by investors in connection with this document. The content of this document is not intended to provide full disclosure on Grupo Aval or its affiliates.

Tatiana Uribe Benninghoff
Financial Planning and Investor Relations Officer
Tel.: +571 241 9700  x3297 / 3600
E-mail: turibe@grupoaval.com

GRUPO AVAL ACCIONES Y VALORES S.A.
COMBINED FINANCIAL STATEMENTS AS OF JULY, 2013

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Jul-12	Jun-13	Jul-13	Jul-13 Vs. Jun-13	Jul-13 Vs. Jul-12
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	5,847,117	7,414,647	6,523,887	(12.0)	11.6
Interbank and overnight funds	798,629	1,587,406	612,228	(61.4)	(23.3)
Total Cash and cash equivalents	6,645,746	9,002,053	7,136,115	(20.7)	7.4
INVESTMENT SECURITIES
Debt securities	10,832,136	12,566,833	12,838,843	2.2	18.5
Trading	1,895,225	3,621,876	3,566,457	(1.5)	88.2
Available for Sale	6,037,757	5,972,133	6,297,858	5.5	4.3
Held to maturity	2,899,154	2,972,825	2,974,527	0.1	2.6
Equity securities	7,556,148	9,284,975	9,327,902	0.5	23.4
Trading	33,656	43,454	38,438	(11.5)	14.2
Available for Sale	7,522,492	9,241,520	9,289,464	0.5	23.5
Allowance	(2,907)	(3,025)	(3,023)	(0.0)	4.0
Total investment securities, net	18,385,377	21,848,783	22,163,721	1.4	20.6
LOANS AND FINANCIAL LEASES
Commercial loans	38,511,485	42,326,079	42,415,492	0.2	10.1
Consumer loans	17,191,931	19,425,583	19,588,944	0.8	13.9
Microcredit	277,852	297,790	303,695	2.0	9.3
Mortgage loans	926,243	1,333,613	1,420,385	6.5	53.3
Financial leases	5,143,000	5,837,755	5,822,044	(0.3)	13.2
Allowance for loans and financial leases losses	(2,207,552)	(2,508,377)	(2,514,644)	0.2	13.9
Total loans and financial leases, net	59,842,961	66,712,442	67,035,916	0.5	12.0
Interest accrued on loans and financial leases	677,157	702,667	676,714	(3.7)	(0.1)
Allowance on Interest accrued on loans and financial leases	(74,537)	(83,110)	(82,718)	(0.5)	11.0
Interest accrued on loans and financial leases, net	602,620	619,557	593,995	(4.1)	(1.4)
Bankers' acceptances, spot transactions and derivatives	280,141	377,635	319,135	(15.5)	13.9
Accounts receivable, net	895,198	1,107,001	1,153,206	4.2	28.8
Property, plant and equipment, net	845,612	833,489	841,452	1.0	(0.5)
Operating leases, net	351,325	357,235	356,155	(0.3)	1.4
Foreclosed assets, net	60,062	60,499	58,961	(2.5)	(1.8)
Prepaid expenses and deferred charges	580,957	508,406	494,698	(2.7)	(14.8)
Goodwill, net	523,316	501,386	499,260	(0.4)	(4.6)
Other assets, net	787,336	950,101	972,647	2.4	23.5
Reappraisal of assets	1,845,368	1,949,783	1,974,435	1.3	7.0
Total assets	91,646,019	104,828,369	103,599,696	(1.2)	13.0
LIABILITIES
DEPOSITS
Checking accounts	12,480,675	14,836,872	13,753,374	(7.3)	10.2
Time deposits	18,225,643	19,788,789	19,018,380	(3.9)	4.3
Savings deposits	26,461,180	34,349,222	34,535,599	0.5	30.5
Other	597,151	609,181	571,906	(6.1)	(4.2)
Total deposits	57,764,650	69,584,065	67,879,260	(2.4)	17.5
Bankers' acceptances, spot transactions and derivatives	227,037	486,395	344,227	(29.2)	51.6
Interbank borrowings and overnight funds	4,986,678	2,379,064	3,263,504	37.2	(34.6)
Borrowings from banks and other	5,038,262	4,659,570	4,566,520	(2.0)	(9.4)
Accrued interest payable	230,733	294,660	251,016	(14.8)	8.8
Other accounts payable	1,849,833	2,246,851	1,902,253	(15.3)	2.8
Bonds	5,059,119	7,202,366	7,083,308	(1.7)	40.0
Estimated Liabilities	803,317	717,153	808,371	12.7	0.6
Other liabilities	789,251	863,475	875,062	1.3	10.9
Total liabilities	76,748,878	88,433,599	86,973,521	(1.7)	13.3
Total shareholders' equity	14,897,141	16,394,770	16,626,175	1.4	11.6
Total liabilities and shareholders' equity	91,646,019	104,828,369	103,599,696	(1.2)	13.0

GRUPO AVAL ACCIONES Y VALORES S.A.
COMBINED FINANCIAL STATEMENTS AS OF JULY, 2013

INCOME STATEMENT	YTD		Growth (%) Jul-13 Vs. Jul-12	Month		Growth (%) Jul-13 Vs. Jun-13
(Ps. Millions)	Jul-12	Jul-13		Jun-13	Jul-13
INTEREST INCOME
Interest on loans	3,689,954	3,951,809	7.1	559,947	558,921	(0.2)
Interest on investment securities	443,007	495,297	11.8	48	38,559	N.A.
Interbank and overnight funds	77,935	75,391	(3.3)	13,222	10,396	(21.4)
Financial leases	314,578	353,291	12.3	47,892	48,969	2.2
Total Interest Income	4,525,475	4,875,788	7.7	621,109	656,844	5.8
INTEREST EXPENSE
Checking accounts	69,264	66,099	(4.6)	8,308	8,744	5.3
Time deposits	540,739	547,519	1.3	74,187	72,660	(2.1)
Saving deposits	642,100	609,861	(5.0)	79,756	84,201	5.6
Total interest expense on deposits	1,252,103	1,223,479	(2.3)	162,251	165,605	2.1
Borrowings from banks and others	126,001	86,066	(31.7)	11,389	10,750	(5.6)
Interbank and overnight funds (expenses)	56,042	37,854	(32.5)	8,144	5,864	(28.0)
Bonds	217,552	232,362	6.8	32,949	34,502	4.7
Total interest expense	1,651,699	1,579,760	(4.4)	214,733	216,721	0.9
Net Interest Income	2,873,776	3,296,028	14.7	406,376	440,123	8.3
Provisions for loan and financial lease losses, accrued interest and other, net	483,767	691,595	43.0	104,424	77,274	(26.0)
Recovery of charged-off assets	(77,213)	(85,127)	10.2	(12,378)	(13,132)	6.1
Provision for investment securities, foreclosed assets and other assets	15,765	16,796	6.5	2,479	1,398	(43.6)
Recovery of provisions for investments securities, foreclosed assets and other assets	(5,786)	(11,628)	101.0	(2,947)	(1,406)	(52.3)
Total provisions, net	416,533	611,635	46.8	91,579	64,134	(30.0)
Net interest income after provisions	2,457,243	2,684,393	9.2	314,797	375,989	19.4
FEES AND OTHER SERVICES INCOME
Commissions from banking services	526,770	559,738	6.3	81,313	85,476	5.1
Branch network services	16,796	17,149	2.1	2,580	2,492	(3.4)
Credit card merchant fees	87,610	106,743	21.8	15,233	17,872	17.3
Checking fees	42,518	38,663	(9.1)	5,068	5,841	15.3
Other	47,721	51,233	7.4	7,353	7,818	6.3
Total fees and other services income	721,415	773,526	7.2	111,547	119,500	7.1
Fees and other services expenses	195,396	212,486	8.7	30,494	32,957	8.1
Fees and other services income, net	526,019	561,040	6.7	81,053	86,543	6.8
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	(112,632)	172,382	253.0	30,908	(47,759)	(254.5)
Gains (losses) on derivative operations, net	164,085	(70,579)	(143.0)	(14,133)	62,490	542.2
Gains on sales of investments in equity securities, net	(3)	-	100.0	-	-	N.A.
Dividend Income	416,330	566,872	36.2	83,058	-	(100.0)
Other	101,878	106,925	5.0	15,411	15,849	2.8
Total other operating income	569,658	775,600	36.2	115,243	30,580	(73.5)
Total operating income	3,552,920	4,021,033	13.2	511,093	493,111	(3.5)
OPERATING EXPENSES
Salaries and employee benefits	661,244	713,587	7.9	100,632	103,842	3.2
Bonus plan payments	20,899	22,666	8.5	2,251	2,687	19.4
Termination payments	3,553	3,460	(2.6)	353	701	98.6
Administrative and other expenses	1,006,157	1,168,573	16.1	172,360	167,946	(2.6)
Insurance on deposit, net	96,600	109,956	13.8	16,315	16,304	(0.1)
Charitable and other donation expenses	4,117	1,546	(62.5)	426	430	1.0
Depreciation	124,400	132,135	6.2	19,316	19,704	2.0
Goodwill amortization	13,203	14,112	6.9	2,040	2,126	4.2
Total operating expenses	1,930,174	2,166,035	12.2	313,693	313,739	0.0
Net operating income	1,622,746	1,854,998	14.3	197,401	179,372	(9.1)
NON-OPERATING INCOME (EXPENSE)
Other income	128,782	183,144	42.2	32,288	19,307	(40.2)
Other expenses	34,544	46,537	34.7	6,590	5,513	(16.3)
Non-operating income (expense), net	94,238	136,607	45.0	25,697	13,794	(46.3)
Income before income tax expense	1,716,984	1,991,605	16.0	223,098	193,166	(13.4)
Income tax expense	486,749	557,834	14.6	59,226	68,732	16.0
Net income	1,230,234	1,433,771	16.5	163,871	124,434	(24.1)

BANCO DE BOGOTÁ
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JULY, 2013

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Jul-12	Jun-13	Jul-13	Jul-13 Vs. Jun-13	Jul-13 Vs. Jul-12
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	3,068,038	3,507,753	3,420,123	(2.5)	11.5
Interbank and overnight funds	253,063	971,662	470,900	(51.5)	86.1
Total Cash and cash equivalents	3,321,101	4,479,415	3,891,024	(13.1)	17.2
INVESTMENT SECURITIES
Debt securities	5,101,462	5,641,300	5,601,441	(0.7)	9.8
Trading	490,112	1,464,831	1,499,966	2.4	206.0
Available for Sale	3,211,722	2,763,238	2,687,341	(2.7)	(16.3)
Held to maturity	1,399,628	1,413,231	1,414,133	0.1	1.0
Equity securities	5,988,032	7,316,472	7,326,893	0.1	22.4
Trading	-	-	-	N.A.	N.A.
Available for Sale	5,988,032	7,316,472	7,326,893	0.1	22.4
Allowance	(710)	(763)	(751)	(1.7)	5.8
Total investment securities, net	11,088,784	12,957,009	12,927,583	(0.2)	16.6
LOANS AND FINANCIAL LEASES
Commercial loans	22,466,140	25,159,131	25,111,887	(0.2)	11.8
Consumer loans	5,567,850	6,328,606	6,408,539	1.3	15.1
Microcredit	239,964	268,933	275,474	2.4	14.8
Mortgage loans	88,982	388,307	445,679	14.8	400.9
Financial leases	1,146,625	1,353,179	1,378,740	1.9	20.2
Allowance for loans and financial leases losses	(912,400)	(1,094,529)	(1,112,202)	1.6	21.9
Total loans and financial leases, net	28,597,162	32,403,628	32,508,117	0.3	13.7
Interest accrued on loans and financial leases	342,502	349,036	331,241	(5.1)	(3.3)
Allowance on Interest accrued on loans and financial leases	(38,734)	(44,890)	(44,276)	(1.4)	14.3
Interest accrued on loans and financial leases, net	303,767	304,146	286,965	(5.6)	(5.5)
Bankers' acceptances, spot transactions and derivatives	242,322	284,928	251,341	(11.8)	3.7
Accounts receivable, net	438,639	620,068	592,939	(4.4)	35.2
Property, plant and equipment, net	304,158	323,169	324,677	0.5	6.7
Operating leases, net	847	826	808	(2.2)	(4.6)
Foreclosed assets, net	22,273	18,691	18,563	(0.7)	(16.7)
Prepaid expenses and deferred charges	270,653	240,651	225,563	(6.3)	(16.7)
Goodwill, net	498,425	477,867	475,873	(0.4)	(4.5)
Other assets, net	314,082	419,256	413,709	(1.3)	31.7
Reappraisal of assets	936,588	981,797	1,006,893	2.6	7.5
Total assets	46,338,802	53,511,448	52,924,054	(1.1)	14.2
LIABILITIES
DEPOSITS
Checking accounts	6,641,044	7,923,065	7,703,095	(2.8)	16.0
Time deposits	10,737,108	11,698,979	11,481,868	(1.9)	6.9
Savings deposits	11,353,459	16,192,024	14,726,097	(9.1)	29.7
Other	263,078	285,776	288,614	1.0	9.7
Total deposits	28,994,689	36,099,844	34,199,673	(5.3)	18.0
Bankers' acceptances, spot transactions and derivatives	192,347	385,328	285,425	(25.9)	48.4
Interbank borrowings and overnight funds	2,979,682	681,779	2,290,904	236.0	(23.1)
Borrowings from banks and other	2,522,670	2,326,310	2,292,221	(1.5)	(9.1)
Accrued interest payable	103,586	146,092	129,453	(11.4)	25.0
Other accounts payable	835,360	1,113,497	839,124	(24.6)	0.5
Bonds	1,495,657	2,546,678	2,511,061	(1.4)	67.9
Estimated Liabilities	299,142	303,763	334,834	10.2	11.9
Other liabilities	266,529	338,119	334,740	(1.0)	25.6
Total liabilities	37,689,663	43,941,410	43,217,435	(1.6)	14.7
Total shareholders' equity	8,649,138	9,570,038	9,706,618	1.4	12.2
Total liabilities and shareholders' equity	46,338,802	53,511,448	52,924,054	(1.1)	14.2

BANCO DE BOGOTÁ
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JULY, 2013

INCOME STATEMENT	YTD		Growth (%) Jul-13 Vs. Jul-12	Month		Growth (%) Jul-13 Vs. Jun-13
(Ps. Millions)	Jul-12	Jul-13		Jun-13	Jul-13
INTEREST INCOME
Interest on loans	1,689,702	1,829,480	8.3	259,997	257,240	(1.1)
Interest on investment securities	196,692	282,654	43.7	7,795	18,600	138.6
Interbank and overnight funds	35,927	37,498	4.4	8,058	5,259	(34.7)
Financial leases	61,585	79,159	28.5	10,764	11,019	2.4
Total Interest Income	1,983,906	2,228,791	12.3	286,614	292,118	1.9
INTEREST EXPENSE
Checking accounts	50,715	53,276	5.0	6,566	7,280	10.9
Time deposits	298,889	295,594	(1.1)	40,358	40,372	0.0
Saving deposits	295,905	294,967	(0.3)	37,016	37,947	2.5
Total interest expense on deposits	645,510	643,838	(0.3)	83,941	85,598	2.0
Borrowings from banks and others	52,747	39,547	(25.0)	5,632	5,030	(10.7)
Interbank and overnight funds (expenses)	24,205	11,498	(52.5)	5,516	2,516	(54.4)
Bonds	56,732	74,849	31.9	10,980	11,889	8.3
Total interest expense	779,193	769,732	(1.2)	106,069	105,034	(1.0)
Net Interest Income	1,204,713	1,459,059	21.1	180,545	187,084	3.6
Provisions for loan and financial lease losses, accrued interest and other, net	202,148	314,888	55.8	51,696	45,067	(12.8)
Recovery of charged-off assets	(23,728)	(33,307)	40.4	(5,864)	(5,746)	(2.0)
Provision for investment securities, foreclosed assets and other assets	8,366	7,931	(5.2)	1,537	444	(71.1)
Recovery of provisions for investments securities, foreclosed assets and other assets	(1,137)	(5,401)	375.2	(493)	(501)	1.6
Total provisions, net	185,649	284,111	53.0	46,875	39,263	(16.2)
Net interest income after provisions	1,019,064	1,174,948	15.3	133,671	147,821	10.6
FEES AND OTHER SERVICES INCOME
Commissions from banking services	301,633	320,715	6.3	45,914	49,017	6.8
Branch network services	16,726	17,079	2.1	2,570	2,482	(3.4)
Credit card merchant fees	32,856	39,936	21.5	5,853	6,657	13.7
Checking fees	22,745	20,178	(11.3)	2,654	3,031	14.2
Other	2,538	2,676	5.4	266	268	0.5
Total fees and other services income	376,497	400,584	6.4	57,258	61,455	7.3
Fees and other services expenses	79,172	78,684	(0.6)	9,984	10,562	5.8
Fees and other services income, net	297,325	321,900	8.3	47,274	50,893	7.7
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	(115,374)	147,776	228.1	28,126	(43,295)	(253.9)
Gains (losses) on derivative operations, net	145,890	(62,829)	(143.1)	(13,879)	53,546	485.8
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	323,854	446,109	37.8	73,105	-	(100.0)
Other	1,585	1,600	1.0	207	240	16.2
Total other operating income	355,954	532,657	49.6	87,559	10,492	(88.0)
Total operating income	1,672,343	2,029,505	21.4	268,503	209,206	(22.1)
OPERATING EXPENSES
Salaries and employee benefits	265,107	304,608	14.9	43,000	45,554	5.9
Bonus plan payments	5,761	5,929	2.9	83	367	340.2
Termination payments	792	188	(76.2)	3	3	17.2
Administrative and other expenses	456,734	553,674	21.2	79,321	78,835	(0.6)
Insurance on deposit, net	46,358	54,072	16.6	8,179	7,718	(5.6)
Charitable and other donation expenses	1,387	72	(94.8)	-	-	N.A.
Depreciation	26,154	29,630	13.3	4,304	4,366	1.4
Goodwill amortization	12,374	13,227	6.9	1,908	1,994	4.5
Total operating expenses	814,666	961,400	18.0	136,798	138,838	1.5
Net operating income	857,677	1,068,105	24.5	131,705	70,368	(46.6)
NON-OPERATING INCOME (EXPENSE)
Other income	56,614	71,005	25.4	8,538	11,644	36.4
Other expenses	12,728	19,822	55.7	2,084	2,181	4.7
Non-operating income (expense), net	43,886	51,183	16.6	6,454	9,463	46.6
Income before income tax expense	901,563	1,119,288	24.1	138,159	79,831	(42.2)
Income tax expense	230,772	285,718	23.8	30,189	28,741	(4.8)
Net income	670,791	833,571	24.3	107,969	51,090	(52.7)

BANCO DE OCCIDENTE
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JULY, 2013

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Jul-12	Jun-13	Jul-13	Jul-13 Vs. Jun-13	Jul-13 Vs. Jul-12
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	1,346,606	2,147,116	1,561,478	(27.3)	16.0
Interbank and overnight funds	368,593	287,969	122,069	(57.6)	(66.9)
Total Cash and cash equivalents	1,715,199	2,435,085	1,683,547	(30.9)	(1.8)
INVESTMENT SECURITIES
Debt securities	2,219,395	2,879,853	2,977,369	3.4	34.2
Trading	795,128	1,410,675	1,352,669	(4.1)	70.1
Available for Sale	788,847	905,966	1,025,607	13.2	30.0
Held to maturity	635,419	563,213	599,093	6.4	(5.7)
Equity securities	1,103,527	1,438,830	1,459,950	1.5	32.3
Trading	-	5,074	-	(100.0)	N.A.
Available for Sale	1,103,527	1,433,756	1,459,950	1.8	32.3
Allowance	-	-	-	N.A.	N.A.
Total investment securities, net	3,322,922	4,318,683	4,437,319	2.7	33.5
LOANS AND FINANCIAL LEASES
Commercial loans	8,822,348	9,874,690	9,928,145	0.5	12.5
Consumer loans	3,079,381	3,823,162	3,869,324	1.2	25.7
Microcredit	-	-	-	N.A.	N.A.
Mortgage loans	-	4,579	6,764	47.7	N.A.
Financial leases	3,698,823	4,182,051	4,146,273	(0.9)	12.1
Allowance for loans and financial leases losses	(609,011)	(671,904)	(664,643)	(1.1)	9.1
Total loans and financial leases, net	14,991,541	17,212,579	17,285,863	0.4	15.3
Interest accrued on loans and financial leases	143,916	164,134	158,291	(3.6)	10.0
Allowance on Interest accrued on loans and financial leases	(18,093)	(20,474)	(20,682)	1.0	14.3
Interest accrued on loans and financial leases, net	125,823	143,660	137,609	(4.2)	9.4
Bankers' acceptances, spot transactions and derivatives	36,507	92,285	67,205	(27.2)	84.1
Accounts receivable, net	326,728	402,408	474,793	18.0	45.3
Property, plant and equipment, net	287,882	244,541	252,855	3.4	(12.2)
Operating leases, net	350,086	355,990	354,934	(0.3)	1.4
Foreclosed assets, net	25,404	25,186	23,632	(6.2)	(7.0)
Prepaid expenses and deferred charges	135,983	136,182	139,255	2.3	2.4
Goodwill, net	24,892	23,519	23,387	(0.6)	(6.0)
Other assets, net	293,842	338,186	357,871	5.8	21.8
Reappraisal of assets	384,628	393,545	392,507	(0.3)	2.0
Total assets	22,021,435	26,121,850	25,630,776	(1.9)	16.4
LIABILITIES
DEPOSITS
Checking accounts	3,642,338	4,449,910	3,919,255	(11.9)	7.6
Time deposits	2,832,211	3,964,658	3,707,651	(6.5)	30.9
Savings deposits	6,093,866	7,309,729	8,239,521	12.7	35.2
Other	236,118	221,014	164,996	(25.3)	(30.1)
Total deposits	12,804,534	15,945,311	16,031,423	0.5	25.2
Bankers' acceptances, spot transactions and derivatives	34,092	100,105	57,976	(42.1)	70.1
Interbank borrowings and overnight funds	1,329,374	845,306	360,394	(57.4)	(72.9)
Borrowings from banks and other	1,759,660	2,045,252	1,996,842	(2.4)	13.5
Accrued interest payable	69,021	94,149	74,362	(21.0)	7.7
Other accounts payable	492,447	540,302	483,099	(10.6)	(1.9)
Bonds	2,012,087	2,765,477	2,765,477	-	37.4
Estimated Liabilities	168,137	124,628	152,456	22.3	(9.3)
Other liabilities	125,792	137,704	133,371	(3.1)	6.0
Total liabilities	18,795,144	22,598,233	22,055,399	(2.4)	17.3
Total shareholders' equity	3,226,292	3,523,616	3,575,378	1.5	10.8
Total liabilities and shareholders' equity	22,021,435	26,121,850	25,630,776	(1.9)	16.4

INCOME STATEMENT	YTD		Growth (%) Jul-13 Vs. Jul-12	Month		Growth (%) Jul-13 Vs. Jun-13
(Ps. Millions)	Jul-12	Jul-13		Jun-13	Jul-13

INTEREST INCOME
Interest on loans	780,724	840,015	7.6	118,330	120,688	2.0
Interest on investment securities	82,110	39,624	(51.7)	(16,809)	7,329	143.6
Interbank and overnight funds	28,159	25,692	(8.8)	3,657	4,441	21.4
Financial leases	232,110	252,964	9.0	34,424	35,058	1.8
Total Interest Income	1,123,104	1,158,295	3.1	139,602	167,517	20.0
INTEREST EXPENSE
Checking accounts	5,034	5,909	17.4	817	943	15.5
Time deposits	92,597	123,088	32.9	16,753	16,158	(3.6)
Saving deposits	158,052	135,624	(14.2)	19,043	20,272	6.5
Total interest expense on deposits	255,683	264,621	3.5	36,613	37,373	2.1
Borrowings from banks and others	47,949	36,784	(23.3)	4,956	4,926	(0.6)
Interbank and overnight funds (expenses)	11,241	12,548	11.6	1,079	871	(19.2)
Bonds	92,795	93,058	0.3	13,225	13,677	3.4
Total interest expense	407,667	407,012	(0.2)	55,872	56,847	1.7
Net Interest Income	715,437	751,284	5.0	83,730	110,670	32.2
Provisions for loan and financial lease losses, accrued interest and other, net	151,061	211,282	39.9	27,893	25,184	(9.7)
Recovery of charged-off assets	(28,780)	(30,012)	4.3	(3,420)	(3,781)	10.5
Provision for investment securities, foreclosed assets and other assets	4,638	5,577	20.2	47	459	875.8
Recovery of provisions for investments securities, foreclosed assets and other assets	(2,253)	(4,088)	81.4	(1,808)	(436)	(75.9)
Total provisions, net	124,666	182,759	46.6	22,711	21,426	(5.7)
Net interest income after provisions	590,771	568,524	(3.8)	61,019	89,244	46.3
FEES AND OTHER SERVICES INCOME
Commissions from banking services	95,141	99,606	4.7	15,260	15,178	(0.5)
Branch network services	-	-	N.A.	-	-	N.A.
Credit card merchant fees	44,170	54,233	22.8	7,569	9,000	18.9
Checking fees	12,994	12,156	(6.5)	1,593	1,855	16.5
Other	18,413	18,133	(1.5)	2,698	2,967	10.0
Total fees and other services income	170,719	184,127	7.9	27,120	29,000	6.9
Fees and other services expenses	65,961	73,634	11.6	11,427	12,786	11.9
Fees and other services income, net	104,757	110,493	5.5	15,693	16,214	3.3
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	4,133	21,656	424.0	2,216	(3,956)	(278.5)
Gains (losses) on derivative operations, net	17,057	(7,055)	(141.4)	(140)	8,645	N.A.
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	67,804	93,053	37.2	9,539	-	(100.0)
Other	99,496	104,399	4.9	15,086	15,435	2.3
Total other operating income	188,490	212,054	12.5	26,700	20,124	(24.6)
Total operating income	884,018	891,072	0.8	103,413	125,583	21.4
OPERATING EXPENSES
Salaries and employee benefits	175,538	185,872	5.9	26,169	25,409	(2.9)
Bonus plan payments	11,697	13,184	12.7	1,683	1,984	17.9
Termination payments	2,340	2,512	7.3	346	436	26.0
Administrative and other expenses	229,071	263,899	15.2	40,964	39,739	(3.0)
Insurance on deposit, net	22,399	26,320	17.5	3,942	4,086	3.7
Charitable and other donation expenses	1,402	270	(80.8)	6	241	N.A.
Depreciation	74,671	78,919	5.7	11,643	11,857	1.8
Goodwill amortization	829	885	6.8	133	133	(0.0)
Total operating expenses	517,947	571,861	10.4	84,884	83,885	(1.2)
Net operating income	366,071	319,211	(12.8)	18,529	41,698	125.0
NON-OPERATING INCOME (EXPENSE)
Other income	17,991	20,933	16.4	608	905	48.9
Other expenses	10,784	11,546	7.1	2,295	634	(72.4)
Non-operating income (expense), net	7,207	9,387	30.3	(1,687)	271	116.1
Income before income tax expense	373,278	328,598	(12.0)	16,842	41,969	149.2
Income tax expense	116,037	86,385	(25.6)	4,235	14,470	241.7
Net income	257,241	242,213	(5.8)	12,607	27,499	118.1

BANCO POPULAR
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JULY, 2013

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Jul-12	Jun-13	Jul-13	Jul-13 Vs. Jun-13	Jul-13 Vs. Jul-12
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	912,208	1,107,706	914,621	(17.4)	0.3
Interbank and overnight funds	12,000	220,246	2,418	(98.9)	(79.9)
Total Cash and cash equivalents	924,208	1,327,952	917,039	(30.9)	(0.8)
INVESTMENT SECURITIES
Debt securities	1,693,938	1,885,360	2,154,572	14.3	27.2
Trading	163,032	260,555	273,837	5.1	68.0
Available for Sale	1,001,591	939,930	1,243,253	32.3	24.1
Held to maturity	529,315	684,876	637,481	(6.9)	20.4
Equity securities	452,863	517,905	529,291	2.2	16.9
Trading	33,487	38,380	38,438	0.1	14.8
Available for Sale	419,376	479,525	490,853	2.4	17.0
Allowance	-	-	-	N.A.	N.A.
Total investment securities, net	2,146,801	2,403,265	2,683,863	11.7	25.0
LOANS AND FINANCIAL LEASES
Commercial loans	5,000,616	4,777,637	4,823,853	1.0	(3.5)
Consumer loans	5,920,304	6,403,548	6,418,206	0.2	8.4
Microcredit	16,645	14,230	14,067	(1.1)	(15.5)
Mortgage loans	88,709	88,336	89,025	0.8	0.4
Financial leases	297,552	302,525	297,031	(1.8)	(0.2)
Allowance for loans and financial leases losses	(431,242)	(456,948)	(455,183)	(0.4)	5.6
Total loans and financial leases, net	10,892,583	11,129,327	11,186,998	0.5	2.7
Interest accrued on loans and financial leases	125,415	118,228	117,473	(0.6)	(6.3)
Allowance on Interest accrued on loans and financial leases	(10,044)	(8,668)	(8,879)	2.4	(11.6)
Interest accrued on loans and financial leases, net	115,371	109,560	108,594	(0.9)	(5.9)
Bankers' acceptances, spot transactions and derivatives	418	320	487	52.2	16.5
Accounts receivable, net	88,105	43,249	39,558	(8.5)	(55.1)
Property, plant and equipment, net	138,781	159,146	158,619	(0.3)	14.3
Operating leases, net	392	419	413	(1.5)	5.4
Foreclosed assets, net	8,289	11,681	11,498	(1.6)	38.7
Prepaid expenses and deferred charges	122,625	83,297	83,161	(0.2)	(32.2)
Goodwill, net	-	-	-	N.A.	N.A.
Other assets, net	127,904	130,600	133,757	2.4	4.6
Reappraisal of assets	354,089	356,625	356,628	0.0	0.7
Total assets	14,919,566	15,755,444	15,680,614	(0.5)	5.1
LIABILITIES
DEPOSITS
Checking accounts	1,666,792	1,783,583	1,454,842	(18.4)	(12.7)
Time deposits	2,253,120	1,697,814	1,469,356	(13.5)	(34.8)
Savings deposits	5,643,396	6,878,127	7,412,539	7.8	31.3
Other	65,456	67,818	82,021	20.9	25.3
Total deposits	9,628,764	10,427,341	10,418,758	(0.1)	8.2
Bankers' acceptances, spot transactions and derivatives	598	399	485	21.6	(18.9)
Interbank borrowings and overnight funds	36,865	-	-	N.A.	(100.0)
Borrowings from banks and other	661,005	210,972	201,680	(4.4)	(69.5)
Accrued interest payable	34,207	29,260	24,895	(14.9)	(27.2)
Other accounts payable	395,232	468,531	434,824	(7.2)	10.0
Bonds	1,551,375	1,890,212	1,806,771	(4.4)	16.5
Estimated Liabilities	255,632	198,296	218,221	10.0	(14.6)
Other liabilities	349,086	336,232	352,731	4.9	1.0
Total liabilities	12,912,764	13,561,242	13,458,365	(0.8)	4.2
Total shareholders' equity	2,006,802	2,194,202	2,222,249	1.3	10.7
Total liabilities and shareholders' equity	14,919,566	15,755,443	15,680,614	(0.5)	5.1

BANCO POPULAR
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JULY, 2013

INCOME STATEMENT	YTD		Growth (%) Jul-13 Vs. Jul-12	Month		Growth (%) Jul-13 Vs. Jun-13
(Ps. Millions)	Jul-12	Jul-13		Jun-13	Jul-13
INTEREST INCOME
Interest on loans	807,310	827,568	2.5	116,825	115,430	(1.2)
Interest on investment securities	86,663	57,652	(33.5)	(4,950)	3,964	180.1
Interbank and overnight funds	10,063	8,988	(10.7)	1,186	600	(49.5)
Financial leases	20,883	21,169	1.4	2,704	2,891	6.9
Total Interest Income	924,919	915,377	(1.0)	115,766	122,884	6.1
INTEREST EXPENSE
Checking accounts	12,554	5,552	(55.8)	755	351	(53.5)
Time deposits	75,478	59,009	(21.8)	7,754	6,916	(10.8)
Saving deposits	138,121	130,114	(5.8)	17,499	19,686	12.5
Total interest expense on deposits	226,153	194,675	(13.9)	26,008	26,953	3.6
Borrowings from banks and others	20,788	7,167	(65.5)	471	471	(0.1)
Interbank and overnight funds (expenses)	5,205	2,384	(54.2)	111	380	241.3
Bonds	68,026	64,454	(5.3)	8,745	8,936	2.2
Total interest expense	320,172	268,680	(16.1)	35,336	36,740	4.0
Net Interest Income	604,747	646,697	6.9	80,430	86,145	7.1
Provisions for loan and financial lease losses, accrued interest and other, net	66,899	61,048	(8.7)	17,510	(1,450)	(108.3)
Recovery of charged-off assets	(9,273)	(8,425)	(9.1)	(938)	(982)	4.7
Provision for investment securities, foreclosed assets and other assets	1,585	2,087	31.6	698	236	(66.2)
Recovery of provisions for investments securities, foreclosed assets and other assets	(961)	(650)	(32.4)	(61)	(106)	74.1
Total provisions, net	58,250	54,060	(7.2)	17,209	(2,302)	(113.4)
Net interest income after provisions	546,497	592,637	8.4	63,221	88,447	39.9
FEES AND OTHER SERVICES INCOME
Commissions from banking services	45,010	50,729	12.7	7,609	8,382	10.2
Branch network services	70	70	-	10	10	-
Credit card merchant fees	3,333	3,709	11.3	504	694	37.8
Checking fees	2,203	1,951	(11.5)	241	275	13.9
Other	5,977	4,599	(23.0)	556	626	12.4
Total fees and other services income	56,592	61,058	7.9	8,921	9,987	11.9
Fees and other services expenses	18,352	22,615	23.2	3,535	3,911	10.7
Fees and other services income, net	38,240	38,443	0.5	5,386	6,076	12.8
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	(745)	1,917	357.3	383	(380)	(199.2)
Gains (losses) on derivative operations, net	29	(149)	(605.7)	(1)	77	N.A.
Gains on sales of investments in equity securities, net	(3)	-	100.0	-	-	N.A.
Dividend Income	21,417	23,024	7.5	414	-	(100.0)
Other	783	923	17.8	118	173	47.2
Total other operating income	21,481	25,716	19.7	914	(130)	(114.2)
Total operating income	606,218	656,795	8.3	69,521	94,392	35.8
OPERATING EXPENSES
Salaries and employee benefits	133,941	134,191	0.2	19,027	20,399	7.2
Bonus plan payments	2,484	2,452	(1.3)	470	295	(37.2)
Termination payments	122	409	234.2	-	227	N.A.
Administrative and other expenses	168,354	189,165	12.4	25,990	26,862	3.4
Insurance on deposit, net	17,003	17,448	2.6	2,425	2,702	11.4
Charitable and other donation expenses	800	836	4.5	119	119	0.0
Depreciation	11,539	12,621	9.4	1,821	1,858	2.1
Goodwill amortization	-	-	N.A.	-	-	N.A.
Total operating expenses	334,243	357,121	6.8	49,851	52,463	5.2
Net operating income	271,975	299,674	10.2	19,670	41,929	113.2
NON-OPERATING INCOME (EXPENSE)
Other income	40,077	85,162	112.5	22,252	4,735	(78.7)
Other expenses	6,671	8,285	24.2	986	1,473	49.4
Non-operating income (expense), net	33,406	76,877	130.1	21,266	3,262	(84.7)
Income before income tax expense	305,381	376,551	23.3	40,936	45,191	10.4
Income tax expense	99,629	127,022	27.5	15,190	16,546	8.9
Net income	205,752	249,529	21.3	25,746	28,645	11.3

BANCO AV VILLAS
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JULY, 2013

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Jul-12	Jun-13	Jul-13	Jul-13 Vs. Jun-13	Jul-13 Vs. Jul-12
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	520,266	652,073	627,665	(3.7)	20.6
Interbank and overnight funds	164,974	107,528	16,840	(84.3)	(89.8)
Total Cash and cash equivalents	685,239	759,601	644,505	(15.2)	(5.9)
INVESTMENT SECURITIES
Debt securities	1,817,341	2,160,319	2,105,462	(2.5)	15.9
Trading	446,953	485,815	439,985	(9.4)	(1.6)
Available for Sale	1,035,597	1,362,999	1,341,658	(1.6)	29.6
Held to maturity	334,792	311,506	323,820	4.0	(3.3)
Equity securities	11,725	11,768	11,768	-	0.4
Trading	170	-	-	N.A.	(100.0)
Available for Sale	11,556	11,768	11,768	-	1.8
Allowance	(2,198)	(2,261)	(2,273)	0.5	3.4
Total investment securities, net	1,826,869	2,169,826	2,114,957	(2.5)	15.8
LOANS AND FINANCIAL LEASES
Commercial loans	2,222,381	2,514,621	2,551,607	1.5	14.8
Consumer loans	2,624,397	2,870,266	2,892,875	0.8	10.2
Microcredit	21,243	14,627	14,155	(3.2)	(33.4)
Mortgage loans	748,552	852,391	878,916	3.1	17.4
Financial leases	-	-	-	N.A.	N.A.
Allowance for loans and financial leases losses	(254,899)	(284,996)	(282,617)	(0.8)	10.9
Total loans and financial leases, net	5,361,674	5,966,909	6,054,937	1.5	12.9
Interest accrued on loans and financial leases	65,325	71,269	69,709	(2.2)	6.7
Allowance on Interest accrued on loans and financial leases	(7,666)	(9,078)	(8,881)	(2.2)	15.9
Interest accrued on loans and financial leases, net	57,659	62,191	60,828	(2.2)	5.5
Bankers' acceptances, spot transactions and derivatives	894	101	101	0.4	(88.7)
Accounts receivable, net	41,726	41,275	45,917	11.2	10.0
Property, plant and equipment, net	114,791	106,633	105,301	(1.2)	(8.3)
Operating leases, net	-	-	-	N.A.	N.A.
Foreclosed assets, net	4,097	4,940	5,268	6.6	28.6
Prepaid expenses and deferred charges	51,696	48,276	46,719	(3.2)	(9.6)
Goodwill, net	-	-	-	N.A.	N.A.
Other assets, net	51,509	62,059	67,310	8.5	30.7
Reappraisal of assets	170,062	217,816	218,408	0.3	28.4
Total assets	8,366,216	9,439,627	9,364,251	(0.8)	11.9
LIABILITIES
DEPOSITS
Checking accounts	530,501	680,315	676,182	(0.6)	27.5
Time deposits	2,403,204	2,427,339	2,359,505	(2.8)	(1.8)
Savings deposits	3,370,459	3,969,342	4,157,443	4.7	23.3
Other	32,499	34,573	36,275	4.9	11.6
Total deposits	6,336,663	7,111,569	7,229,406	1.7	14.1
Bankers' acceptances, spot transactions and derivatives	-	563	342	(39.3)	N.A.
Interbank borrowings and overnight funds	640,756	851,979	612,206	(28.1)	(4.5)
Borrowings from banks and other	94,927	77,036	75,777	(1.6)	(20.2)
Accrued interest payable	23,919	25,160	22,306	(11.3)	(6.7)
Other accounts payable	126,794	124,521	145,205	16.6	14.5
Bonds	-	-	-	N.A.	N.A.
Estimated Liabilities	80,405	90,467	102,860	13.7	27.9
Other liabilities	47,844	51,420	54,220	5.4	13.3
Total liabilities	7,351,307	8,332,714	8,242,321	(1.1)	12.1
Total shareholders' equity	1,014,908	1,106,913	1,121,930	1.4	10.5
Total liabilities and shareholders' equity	8,366,216	9,439,627	9,364,251	(0.8)	11.9

BANCO AV VILLAS
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JULY, 2013

INCOME STATEMENT	YTD		Growth (%) Jul-13 Vs. Jul-12	Month		Growth (%) Jul-13 Vs. Jun-13
(Ps. Millions)	Jul-12	Jul-13		Jun-13	Jul-13
INTEREST INCOME
Interest on loans	412,218	454,747	10.3	64,794	65,563	1.2
Interest on investment securities	77,543	115,366	48.8	14,012	8,666	(38.2)
Interbank and overnight funds	3,785	3,212	(15.1)	320	97	(69.8)
Financial leases	-	-	N.A.	-	-	N.A.
Total Interest Income	493,546	573,325	16.2	79,126	74,325	(6.1)
INTEREST EXPENSE
Checking accounts	961	1,362	41.8	170	171	0.6
Time deposits	73,775	69,828	(5.4)	9,322	9,214	(1.2)
Saving deposits	50,022	49,156	(1.7)	6,198	6,296	1.6
Total interest expense on deposits	124,757	120,346	(3.5)	15,689	15,681	(0.1)
Borrowings from banks and others	4,517	2,567	(43.2)	329	323	(1.8)
Interbank and overnight funds (expenses)	15,392	11,423	(25.8)	1,438	2,097	45.9
Bonds	-	-	N.A.	-	-	N.A.
Total interest expense	144,666	134,336	(7.1)	17,456	18,101	3.7
Net Interest Income	348,879	438,989	25.8	61,671	56,224	(8.8)
Provisions for loan and financial lease losses, accrued interest and other, net	63,660	104,377	64.0	7,326	8,474	15.7
Recovery of charged-off assets	(15,432)	(13,383)	(13.3)	(2,155)	(2,623)	21.7
Provision for investment securities, foreclosed assets and other assets	1,175	1,201	2.2	198	259	31.0
Recovery of provisions for investments securities, foreclosed assets and other assets	(1,435)	(1,490)	3.8	(585)	(363)	(37.9)
Total provisions, net	47,969	90,705	89.1	4,784	5,747	20.1
Net interest income after provisions	300,911	348,284	15.7	56,886	50,477	(11.3)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	84,986	88,689	4.4	12,530	12,900	2.9
Branch network services	-	-	N.A.	-	-	N.A.
Credit card merchant fees	7,251	8,864	22.3	1,307	1,521	16.4
Checking fees	4,576	4,380	(4.3)	579	680	17.4
Other	20,794	25,825	24.2	3,832	3,958	3.3
Total fees and other services income	117,607	127,758	8.6	18,248	19,058	4.4
Fees and other services expenses	31,910	37,553	17.7	5,548	5,698	2.7
Fees and other services income, net	85,697	90,205	5.3	12,700	13,360	5.2
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	(645)	1,032	259.9	183	(129)	(170.4)
Gains (losses) on derivative operations, net	1,110	(547)	(149.3)	(113)	222	296.5
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	3,255	4,685	43.9	-	-	N.A.
Other	14	3	(78.8)	1	-	(100.0)
Total other operating income	3,733	5,173	38.6	70	93	32.1
Total operating income	390,341	443,661	13.7	69,656	63,930	(8.2)
OPERATING EXPENSES
Salaries and employee benefits	86,658	88,915	2.6	12,436	12,479	0.3
Bonus plan payments	958	1,102	15.0	15	41	178.3
Termination payments	298	351	17.7	4	34	772.3
Administrative and other expenses	151,998	161,836	6.5	26,086	22,509	(13.7)
Insurance on deposit, net	10,841	12,115	11.8	1,769	1,798	1.6
Charitable and other donation expenses	529	369	(30.2)	300	69	(77.0)
Depreciation	12,037	10,965	(8.9)	1,549	1,623	4.8
Goodwill amortization	-	-	N.A.	-	-	N.A.
Total operating expenses	263,319	275,652	4.7	42,159	38,554	(8.6)
Net operating income	127,022	168,009	32.3	27,497	25,376	(7.7)
NON-OPERATING INCOME (EXPENSE)
Other income	14,100	6,043	(57.1)	890	2,023	127.3
Other expenses	4,361	6,885	57.9	1,226	1,225	(0.1)
Non-operating income (expense), net	9,739	(841)	(108.6)	(336)	798	337.8
Income before income tax expense	136,762	167,167	22.2	27,162	26,174	(3.6)
Income tax expense	40,311	58,709	45.6	9,612	8,974	(6.6)
Net income	96,450	108,458	12.4	17,549	17,200	(2.0)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 22, 2013

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel